Exhibit 12.1
Allegheny Technologies Incorporated
Computation of Ratio of Earnings to Fixed Charges
(Dollars in millions)
(Unaudited)

Nine Months Ended
September 30, 2018
Income before income taxes	$208.5
Income recognized on less than fifty percent owned persons	(2.5)
Noncontrolling interest in the income of subsidiary with fixed charges	(10.4)
$195.6
Fixed Charges:
Interest expense	$73.7
Portion of rents deemed to be interest	6.0
Capitalized interest	3.5
Amortization of debt expense	2.7
Fixed charges excluding capitalized interest	85.9
Earnings adjustments:
Capitalized interest	(3.5)
Earnings, as adjusted	$278.0
Ratio of earnings to fixed charges	3.2